UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2011 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,216,073,621		64.6426	32.3213
Non-Voting Shares				19,151,410		1.0180	0.5090
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	25/mar	20,150,448	24.06	R$ 484,819,778.88
Common Shares		Total		20,150,448		R$ 484,819,778.88
Non-Voting Shares		Bonus Stock	25/mar	317,339	24.06	R$ 7,635,176.34
Non-Voting Shares		Total		317,339		R$ 7,635,176.34
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,236,224,069		64.6426	32.3213
Non-Voting Shares				19,468,749		1.0180	0.5090

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2011 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				13,401,921		0.7124	0.3562
Non-Voting Shares				17,847,561		0.9487	0.4743
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	25/mar	216,295	24.06	R$ 5,204,057.70
Common Shares		Total		216,295		R$ 5,204,057.70
Non-Voting Shares		Bonus Stock	25/mar	198,946	24.06	R$ 4,786,640.76
Non-Voting Shares		Total		198,946		R$ 4,786,640.76
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	25/mar	4,775	24.06	R$ 114,886.50
Common Shares		Total		4,775		R$ 114,886.50
Non-Voting Shares		Bonus Stock	25/mar	36	24.06	R$ 866.16
Non-Voting Shares		Total		36		R$ 866.16
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				13,622,991		0.7123	0.3561
Non-Voting Shares				18,046,543		0.9436	0.4718

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5		0.0213	0.0213
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5		0.0213	0.0213
Non-Voting Shares				0		0.0000	0.0000

Note:
New members who belong to Board of Directors
Milton Matsumoto
Maria Bernardet Consoli Matsumoto - Wife of Mr. Milton Matsumoto

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2011 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				696,773		0.0370	0.0185
Non-Voting Shares				1,749,591		0.0930	0.0465
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	25/mar	5,998	24.06	R$ 144,311.88
Common Shares		Total		5,998		R$ 144,311.88
Non-Voting Shares		Bonus Stock	25/mar	21,106	24.06	R$ 507,810.36
Non-Voting Shares		Total		21,106		R$ 507,810.36
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	25/mar	2,010	24.06	R$ 48,360.60
Common Shares		Total		2,010		R$ 48,360.60
Non-Voting Shares		Bonus Stock	25/mar	5,899	24.06	R$ 141,929.94
Non-Voting Shares		Total		5,899		R$ 141,929.94
Non-Voting Shares		Buy	18/mar	300	30.92	R$ 9,276.00
Non-Voting Shares		Total		300		R$ 9,276.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				543,419		0.0284	0.0142
Non-Voting Shares				1,666,268		0.0871	0.0435

Note:
Members that left the Board of Executive Officers
Milton Matsumoto
Maria Bernardet Consoli Matsumoto - Wife of Mr. Milton Matsumoto

Note:
New member who belong to Board of Executive Officers
Waldemar Ruggiero Júnior

Note:
Board of Directors that were fired from Banco Bradesco S.A.
Arnaldo Alves Vieira
Sérgio Socha
Odair Afonso Rebelato
Vera Lúcia Noale Rebelato - Wife of Mr. Odair Afonso Rebelato
Airton Celso Exel Andreolli

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2011 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,042		0.0005	0.0002
Non-Voting Shares				159,545		0.0084	0.0042
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	25/mar	22	24.06	R$ 529.32
Common Shares		Total		22		R$ 529.32
Non-Voting Shares		Bonus Stock	25/mar	1,786	24.06	R$ 42,971.16
Non-Voting Shares		Total		1,786		R$ 42,971.16
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	25/mar	143	24.06	R$ 3,440.58
Common Shares		Total		143		R$ 3,440.58
Non-Voting Shares		Bonus Stock	25/mar	815	24.06	R$ 19,608.90
Non-Voting Shares		Total		815		R$ 19,608.90
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				162,146		0.0084	0.0042

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2011 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				11,071		0.0005	0.0002
Non-Voting Shares				16,395		0.0008	0.0004
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	25/mar	183	24.06	R$ 4,402.98
Common Shares		Total		183		R$ 4,402.98
Non-Voting Shares		Bonus Stock	25/mar	271	24.06	R$ 6,520.26
Non-Voting Shares		Total		271		R$ 6,520.26
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				11,254		0.0005	0.0002
Non-Voting Shares				16,666		0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 12, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.